

08027717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67619

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2007__ AND ENDING __DECEMBER 31, 2007__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WINTER ADVISORS, INC.

PROCESSED

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MAR 19 2008

24511 SUMMERHILL AVE.

THOMSON
FINANCIAL

(No. and Street)

LOS ALTOS,   **CALIFORNIA**   **94024**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

ELIZABETH COLLINS   **(415) 492-8975**

                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

ROBERT R. REDWITZ & CO., An Accounting and Consulting Corporation

(Name ☐ if individual, state last, first middle name)

SEC
Mail Processing
Section

1 ALMADEN BLVD., SUITE 950   **SAN JOSE**   **CALIFORNIA**   **95113**
(Address)   (City)   (State)   (Zip Code)

FEB 28 2008

CHECK ONE:

Washington, DC
101

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _Charles J. Winter_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>WINTER ADVISORS, INC.</u>, as of <u>December 31, 2007</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
(Title)

STATE OF CALIFORNIA)
Alameda) ss.
COUNTY OF

On this ___27___ day of February in the year ___2008,___ before me, JODY SAMUELS, NOTARY PUBLIC a Notary Public, State of California, duly commissioned and sworn, personally appeared _Charles J. Winter_, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

_____
Notary Public, State of California

My commission expires ___3/5/11___

JODY SAMUELS
COMM. #1644039
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires March 5, 2010

This report ** contains (check applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3k(2)(ii).
- ☑ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3k(2)(i).
- ☑ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3k(2)(ii).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3)._

Winter Advisors, Inc.
(A Development Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Table of Contents



ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
of Winter Advisors, Inc.

We have audited the accompanying statement of financial condition of Winter Advisors, Inc. (a development stage company) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period from July 26, 2006 (inception), to December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winter Advisors, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended and from July 26, 2006 (inception), to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

San Jose, California
February 20, 2008

---

38 Discovery, Suite 250
Irvine, California 92618
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

1 Almaden Boulevard, Suite 950
San Jose, California 95113
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax



Winter Advisors, Inc.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2007

ASSETS

Current assets

Cash	$ 11,169	
Prepaid expenses	1,197	
Loans to shareholders	3,160	
Total current assets		15,526
Total assets		$ 15,526

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities

Accounts payable	$ 1,000	
Total current liabilities		1,000

Shareholder's equity

Common stock, $0.001 par value, 1,000 shares authorized, issued and outstanding	1	
Additional paid-in capital	34,274	
Deficit accumulated during the development stage	(19,749)	
Total shareholder's equity		14,526
Total liabilities and shareholder's equity		$ 15,526

Winter Advisors, Inc.

(A Development Stage Company)
Statements of Operations
For the Year Ended December 31, 2007 and
  the Period July 28, 2006 (Date of Inception), to December 31, 2007

	For the Year Ended December 31, 2007	July 28, 2006 (Inception) to December 31, 2007
Revenues	$ -	$ -
Expenses		
Consulting	4,648	6,977
Regulatory fees and expenses	4,050	4,050
Other expenses	7,301	8,206
Total expenses	15,999	19,233
Operating loss	(15,999)	(19,233)
Other income	224	284
Loss before provision for income taxes	(15,775)	(18,949)
Provision for income taxes	800	800
Net loss	$ (16,575)	$ (19,749)

Winter Advisors, Inc.
(A Development Stage Company)
Statement of Changes in Shareholder's Equity
Period from July 28, 2006 (Date of Inception), to December 31, 2007

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Develoment Stage	Total
July 28, 2006 issue 1,000 shares of common stock, $0.001 par value per share	$ 1	$ 9,999	$ -	$ 10,000
Net loss from July 28, 2006 to December 31, 2006	-	-	(3,174)	(3,174)
Shareholder additional paid-in capital contributions:				
January 3, 2007		1,000		1,000
January 9, 2007		9,000		9,000
May 29, 2007		1,000		1,000
June 15, 2007		5,000		5,000
August 30, 2007		8,275		8,275
Net loss for the year ended December 31, 2007	-	-	(16,575)	(16,575)
Shareholder's equity at December 31, 2007	$ 1	$ 34,274	$ (19,749)	$ 14,526

Winter Advisors, Inc.

(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2007 and
  the Period July 28, 2006 (Date of Inception), to December 31, 2007

	For the Year Ended December 31, 2007	July 28, 2006 (Inception) to December 31, 2007
Cash flows from operating activities:		
Net loss	$ (16,575)	$ (19,749)
Adjustments to reconcile net income to net cash provided by operating activities		
Prepaid expenses	(490)	(1,197)
Increase (decrease) in operating liabilities		
Accounts payable	657	1,000
Net cash provided by operating activities	(16,408)	(19,946)
Cash flows from investing activities:		
Loans to shareholders	(2,890)	(3,160)
Net cash used by investing activities	(2,890)	(3,160)
Cash flows from financing activities:		
Issuance of common stock	-	10,000
Shareholder contribution of additional paid-in capital	24,275	24,275
Net cash used by financing activities	24,275	34,275
Net change in cash	4,977	11,169
Beginning cash	6,192	-
Ending cash	$ 11,169	$ 11,169
Supplemental information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 800	$ 800

Winter Advisors, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007

Note 1 – Summary of significant accounting policies

This summary of significant accounting policies of Winter Advisors, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Business activity

The Company was formed as a California corporation on July 26, 2006 and is registered with the Financial Industry Regulatory Authority as a Broker-Dealer effective August 31, 2007 to provide private placement of securities and merger and acquisition advisory services The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Fees for advisory services are recorded when earned and received.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Note 2 – Development stage operations

The Company was formed July 26, 2006. One thousand shares of common stock were sold for $1,000 and as of the date of the financial statements, advisory services had not yet began. As of the date of the financial statements, operations had been devoted primarily to raising capital, registration with the Financial Industry Regulatory Authority as a Broker-Dealer and administrative functions. The Company has one shareholder.

Note 3 – Net capital requirements

The Company, as a registered broker-dealer, is required under the provision of Securities Exchange Act of 1934 (the Act) Rule 15c3-1 to maintain the greater of a minimum net capital of at least $5,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At December 31, 2007, the Company's net capital was $9,971 and the Company's aggregate indebtedness was $1,000, or 10% of capital.

Winter Advisors, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007

Note 4 – Income taxes

The Company has elected to be taxed under the Sub Chapter S provisions of the Internal Revenue Code effective July 28, 2006. As a result of the election, income before tax of the Company is currently taxable to the shareholder and no federal income tax is provided in the accompanying financial statements. California Franchise Tax is provided at the greater of the minimum California Franchise Tax or 1.5% of taxable income.

The Company has loss carryforwards for state tax purposes totaling $18,949 that may be offset against future California taxable income. If not used, the carryforwards will expire as follows:

Year	Amount
2026	$ 3,174
2027	15,775
	$ 18,949

Note 5 – Related party transactions

As of December 31, 2007, there was a loan receivable due from an officer and the sole shareholder of the Company. The unsecured loan is non-interest bearing and due upon demand. As of December 31, 2007, the balance was $3,160.

SUPPLEMENTARY INFORMATION

Winter Advisors, Inc.
(A Development Stage Company)
Schedule I - Computation of Net Capital and Aggregate Indebtedness
December 31, 2007

Total ownership equity from statement of financial condition	$	14,526
Total non-allowable assets		(4,357)
Net capital before haircuts on securities positions		10,168
Haircuts on money market account		(197)
Net capital	$	9,971
Minimum net capital required (based on aggregate indebtedness)	$	125
Minimum net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	4,971
Excess net capital at 1000%	$	9,871
Total aggregate indebtedness	$	1,000
Percentage of aggregate indebtedness to net capital		10%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

Winter Advisors, Inc.
(A Development Stage Company)
Schedule II - Exemptive Provision Under Rule 15c3-k(2)(i)
December 31, 2007

Winter Advisors, Inc. has an exemption from the Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3 and an exemption from information Relating to the Possession or Control Requirements under Rule 15c3-3 due to SEC Rule 15c3-3k(2)(i) because the Company does not hold customer funds or safe keep customer securities.

Winter Advisors, Inc.
(A Development Stage Company)
Schedule III - Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2007

Net capital as reported in Part II of the Company's FOCUS report at December 31, 2007	$	9,971
Adjusted net capital	$	9,971
Regulatory net capital, per audit	$	9,971

Winter Advisors, Inc.
(A Development Stage Company)
Certified Public Accountants' Supplementary Report
On Internal Control

 **ROBERT R. REDWITZ & CO.**
An Accounting and Consulting Corporation

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

To the Shareholder
Winter Advisors, Inc.
Los Altos, California

In planning and performing our audit of the financial statements and supplementary information of Winter Advisors, Inc. (the Company), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Winter Advisors, Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

38 Discovery, Suite 250
Irvine, California 92618
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

1 Almaden Boulevard, Suite 950
San Jose, California 95113
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

 

To the Shareholder
Winter Advisors, Inc.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert R. Redwitz & Co.
An Accounting and Consulting Corporation

San Jose, California
February 20, 2008